

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 30, 2017

Peter G. Traber
Chief Executive Officer and President
Galectin Therapeutics Inc.
4960 Peachtree Industrial Blvd, Suite 240
Norcross, Georgia 30071

> **Re: Galectin Therapeutics Inc.**
> **Registration Statement on Form S-3**
> **Filed May 19, 2017**
> **File No. 333-218112**

Dear Dr. Traber:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeffrey Gabor at (202) 551-2544 with any questions.

Division of Corporation Finance
Office of Healthcare and
Insurance